

February 15, 2013

Via E-Mail
Steven L. Gerard
Chief Executive Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131

       Re: CBIZ, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed March 15, 2012
           File No. 001-32961

Dear Mr. Gerard:

       We have reviewed your letter dated January 17, 2013 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 3, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 3. Legal Proceedings, page 17

1.   We note your response to prior comment 1. As you know, disclosure under Item 103 of Regulation S-K, which calls for a description of the relief sought, is required with respect to material pending legal proceedings. To the extent that you conclude that the relief sought is not material information required to be disclosed, you should be prepared to provide your analysis to support any such conclusions. Refer to the guidance provided in Section II.C. of SEC Release No. 33-5386 regarding materiality standards.

Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel